June 9, 2006

Donald A. Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AmeriCredit Corp.
Form 10-K/A filed February 6, 2006
File No. 1-10667

Dear Mr. Walker:

We are transmitting the following response to the comments of the Commission’s Staff as set forth in the letter of Donald A. Walker, Senior Assistant Chief Accountant, dated May 26, 2006 (the “Comment Letter”).

For convenience in responding to the Comment Letter, we have included the text of each of your comments followed by the Company’s response to that comment.

Each response has been numbered and the headings have been used to correspond to the comments as entitled and numbered in the Comment Letter. Page references in this letter refer to page numbers in the filed version of Amendment No. 1 to the Annual Report on Form 10-K/A for the Fiscal Year Ended June 30, 2005, as applicable.

Note 1, Summary of Significant Accounting Policies, page 86

Charge-off Policy, page 87

1.	We note that you changed your policy for recording charge-offs of accounts in repossession during the year ended June 30, 2004 to record the charge-off when the automobile is repossessed and legally available for disposition instead of when it was disposed of at auction. In this regard please tell us:

a.	The justification for this change in accounting policy regarding charge-offs and why the newly adopted policy is preferable as required by paragraph 17 of APB 20.

b.	Provide us with a copy of the preferability letter regarding the change in accounting for charge-offs as required by Rule 10-01(b)(6). We note the letter does not appear to have been filed as an exhibit to the 10-K for the year ended June 30, 2004 as required by Item 601(b)(18) of Regulation S-K.

a) We changed our policy for recording charge-offs for repossessed assets to record the charge off when the automobile is repossessed and legally available for disposition instead of when it was disposed of at auction. This change results in receivables in repossession being charged off on average 50 days earlier.

We looked to FSP 144-1 for clarification as to the period in which a charge-off should be reflected in the allowance for loan losses and corresponding receivable amount (all balance sheet items). We continued to consistently recognize the actual provision for loan losses when the losses were probable in accordance with SFAS 114 and other generally accepted accounting principles and, thus, the adoption of the FSP 144-1 did not change the period in which the provision or the allowance for loan losses was recognized and had no impact on net income.

The guidance in FSP 144-1 was effective immediately upon issuance and the cumulative effect of the accounting change was reported as of the beginning of the first period ending after the effective date. In implementing this new policy, as reported in our December 31, 2003 Form 10-Q, we incurred additional charge-offs of $18.3 million at December 31, 2003, to the allowance for loan losses. Additionally, the charged-off accounts were removed from finance receivables and the related repossessed automobiles, aggregating $13.3 million, were reclassified to other assets on the consolidated balance sheet.

b) No preferability letter is required if the change is in response to newly issued GAAP, a Staff Accounting Bulletin, or an EITF Consensus. We determined that the issuance of FSP 144-1 constituted a newly issued level of GAAP, and accordingly we determined that we needed to change our charge-off policy. Further, per APB 20, paragraph 16, “the issuance of a new pronouncement by the FASB or other designated bodies…that creates a new accounting principle, interprets an existing principle, expresses a preference for an accounting principle, or rejects a specific principle may require an entity to adopt a change in accounting principle. The issuance of such a pronouncement is considered to constitute sufficient support for making a change in accounting principle…” Based on this and the discussion above related to the issuance of FSP 144-1 in November 2003, we believe that a preferability letter regarding the change was not required.

Servicing Income, page 92

2.	Please tell us the authoritative accounting literature you relied on to discontinue accreting the present value discounts in the period when the accretion would cause an other-than-temporary impairment in a securitization pool instead of accreting the discounts into earnings over the expected life of the securitization.

We advise the Staff that if, during our quarter end valuation analysis, we determine that a securitization trust has an other-than-temporary impairment we do not present a gross accretion amount and separately an other-than-temporary impairment amount on the same securitization trust in the same period. The recognition of these amounts is in the same financial statement line item on the consolidated statements of income.

AmeriCredit follows paragraph 12(a) and (b) of EITF 99-20 in recording accretion and other-than-temporary impairment on its credit enhancement assets. On a quarterly basis, the discounted estimated cash flows of these assets are updated and compared to the reference amount of the assets (as defined in paragraph 12(a)). If based upon this comparison the value is greater than the reference amount of the assets, accretion is recorded on that securitization trust for the quarter and the amount of periodic accretion is adjusted over the remaining life of the asset. If the comparison results in a value that is less than the reference amount, accretion is reduced in the quarter and an other-than-temporary impairment is recorded for the amount the reference amount exceeds the revised value as required by paragraph 12(b). Future period accretion is then recognized in accordance with EITF 99-20 based upon the revised value and recorded over the remaining expected life of the securitization trust. This process is performed separately for each securitization trust.

Note 3, Finance Receivables, page 96

3.	We refer to the last sentence on page 96 regarding the recording of a discount on finance receivables repurchased upon exercising a clean up call option. In the regard, please tell us:

•	how the amount of the discount on finance receivables purchases is determined; and

•	how you account for the remaining nonaccretable discount available to cover losses inherent in the repurchased receivables after the receivables are collected or charge-off

1) When AmeriCredit repurchases receivables from a gain on sale securitization trust, the receivable balance is transferred from the securitization trust onto AmeriCredit’s books. The receivable balance transferred contains loans that have had deterioration of credit quality between the time of origination and the repurchase of the loan from the securitization trust by the Company, thus falling under SOP 03-3, paragraph 3. The loans are brought onto the Company’s books and valued at their fair value, which is less than the par value of the receivable with the discount recorded as a contra-asset, discount on receivables repurchased.

2) The nonaccretable discounts are utilized to cover the last amount of charge-offs in a pool of loans. If the currently forecasted future charge- offs plus actual charge-offs are more than the previously forecasted charge-offs then, a valuation allowance would be recorded. If the currently forecasted future charge-offs plus actual charge-offs are less than the previously forecasted charge-offs, then the excess nonaccretable discount begins accreting into income.

Note 4, Securitization, page 97

4.	We refer to the statement on page 98 that you have neither recorded a servicing asset nor a servicing liability based on your belief that servicing fees received in domestic securitization pools would fairly compensate a substitute servicer should one be required. In the regard, please provide us with the following information:

a.	Explain to us the specific basis under SFAS 140 that permits you to not recognize a servicing asset or liability if you determined that servicing fees generated would fairly compensate a substitute servicer.

b.	Provide us with the analysis you have made, including the quantitative and qualitative underlying assumptions that supports your conclusion that no servicing asset or liability needs to be recorded considering that paragraph 62 of SFAS 140 requires that a servicing asset or liability be recorded when you have undertaken a contract to service financial assets.

c.	Tell us the total initial dollar value recorded attributed to servicing assets retained based on their allocated values at the date of the sale or securitization and explain the basis for removing these initial servicing assets values so that no servicing asset are currently recorded. Refer to paragraph 63.b of SFAS 140.

We do not record a servicing asset or liability due to the fact that a substitute servicer (or back-up servicer) would receive a 2.25% fee per our back-up servicer agreements and AmeriCredit receives 2.25% fee for servicing. We believe that the current 2.25% fee is a normal servicing fee and thus adequate compensation for servicing non-prime auto loans.

To determine the existence of a servicing asset or a servicing liability we apply FAS 140. FAS 140 specifies that a servicing asset would be recorded if the servicer was recording more-than-adequate compensation for servicing the receivables. A servicing liability would be recorded if the servicer was not adequately compensated by market standards. In order to determine “adequate compensation” we look to Question #78 in the FAS 140 Q&A, “A Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities a replacement of FASB Statement 125.”

Question: Paragraph 62 states that, “typically, the benefits of servicing are expected to be more than adequate compensation to a servicer for performing the servicing.” What is meant by the term “adequate compensation?”

Answer: Paragraph 364 defines adequate compensation as “the amount of benefits of servicing that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace.” Adequate compensation is the amount of contractually specified servicing fees and other benefits of servicing that are demanded by the marketplace to perform the specific type of servicing. Adequate compensation is determined by the marketplace; it does not vary according to the specific servicing costs of the servicer. Therefore, a servicing contract that entitles the servicer to receive benefits of servicing just equal to adequate compensation, regardless of the servicer’s own servicing costs, does not result in recognizing a servicing asset or a servicing liability. A servicer should record an asset if the benefits of servicing exceed adequate compensation and a liability if the benefits of servicing are less than adequate compensation.

Note 5, Credit Enhancement Assets, page 98

5.	Please revise to provide:

•	the quantitative disclosures of the weighted average life and prepayment assumptions as required by paragraph 17.g(2) of SFAS 140; and

•	the disclosure of delinquencies and credit losses, net of recoveries, at the end of period required by paragraph 17.g(4) of SFAS 140.

1) We supplementally advise the Staff that we believe quantitative disclosures regarding weighted average life and prepayment assumptions are not considered necessary for the following reasons:

Prepayments of auto receivables include both voluntary prepayments and prepayments due to defaults. Unlike the mortgage asset class, the majority of our prepayments relate to defaults. Defaults are covered by the separate assumption for cumulative credit losses.

Our voluntary prepayments generally result from vehicle trade-ins and have historically been stable. Our prepayment rates are relatively stable because there is minimal payment relief from prepayments of short-term receivables, such as auto loans, and the underlying collateral is a depreciating asset. Fluctuations in market interest rates typically do not affect our prepayment rates. Because of this, we do not believe disclosure of voluntary prepayment speed is meaningful. In addition, since the weighted average life of the loan pools is driven more by the default assumption rather than voluntary prepayment rates, we do not believe disclosure of the weighted average life is meaningful.

Please refer to Note 5 in our June 30, 2005 10-K/A, where the following disclosure is made, “The Company has not presented the expected weighted average life and prepayment assumptions used in determining the gain on sale and in measuring the fair value of credit enhancement assets due to the stability of these two attributes over time. A significant portion of the Company’s prepayment experience relates to defaults that are considered in the cumulative credit loss assumption. The Company’s voluntary prepayment experience on its gain on sale receivables portfolio typically has not fluctuated significantly with changes in market interest rates or other economic or market factors.”

2) Please refer to the “Credit Quality” section of the MD&A of our June 30, 2005 10-K/A, for disclosure on delinquencies and charge-offs, net of recoveries, reported separately on the gain on sale portfolio, on-book portfolio and the total managed portfolio. In future filings, starting with June 30, 2006 Form 10-K, we will also disclose delinquencies and credit losses in our footnotes.

In connection with this response letter, the Company acknowledges as follows:

•	the Company is responsible for the accuracy and adequacy of the disclosure contained in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses or if additional information is necessary, please contact the undersigned at (817) 302-7082

Sincerely,

/s/ Chris A. Choate
Executive Vice President,
Chief Financial Officer and Treasurer